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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 18-K

                                  ANNUAL REPORT

                                     of the

                                 CITY OF NAPLES
                               (Comune di Napoli)
                  (a Municipality within the Republic of Italy)
                              (Name of registrant)

             Date of the end of last fiscal year: December 31, 2002

                              SECURITIES REGISTERED
                      (As of the close of the fiscal year)

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                           Amount as to which        Names of Exchanges on which
   Title of Issues     registration is effective             registered
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
7.52% Notes due 2006          $195,000,000             New York Stock Exchange
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   Name and Address of Person Authorized to Receive Notices and Communications
                  from the Securities and Exchange Commission:

                              Mr. Donald J. Puglisi
                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                                  P.O. Box 885
                             Newark, Delaware 19715
                                     U.S.A.

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          The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

          (a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

          There have been no such modifications.

          (b) The title and material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

          No such provisions.

          (c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

          No such failure.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

          (a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

          Reference is made to page 28 of Exhibit A.

          (b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

          As of December 31, 2002 the registrant had no external funded debt (see "Debt of the City" on page 28).

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

          Reference is made to pages 55 through 56 of Exhibit A.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of the registrant.

          Not applicable.

          (2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

          Not applicable.

          (3)  Total amount otherwise outstanding.

          Not applicable.

     (b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

          Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:


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          (a)  Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

          Reference is made to pages 28 through 29 of Exhibit A.

          (b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

          As of December 31, 2002, the registrant had no external floating indebtedness.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

          Reference is made to pages 19 through 25 of Exhibit A.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant describe such foreign exchange control.

          Not applicable.

     (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

          Not applicable.

                                    EXHIBITS

          This annual report comprises:

          (a)  Pages numbered 1 to 4 consecutively.

          (b)  The following exhibits:

               Exhibit (A)   Current City of Naples Description.

               Exhibit (B)   None.

               Exhibit (C)   Copy of the City of Naples' budget for the year
                             ended December 31, 2003 as approved by the City
                             Council on April 14, 2003.

          This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.


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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Naples, on the 24th day of September, 2004.

                                        City of Naples


                                        By: /s/ Dott. Enrico CARDILLO
                                            ------------------------------------
                                        Mr. Dott. Enrico CARDILLO
                                            Assessore alle Risorse Strategiche


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                                  EXHIBIT INDEX

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                                                                            Page
                                                                            ----
EXHIBIT A.....................................................................6

EXHIBIT C....................................................................57
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                            STATEMENT OF DIFFERENCES

The Euro sign shall be expressed as.........................................'E'